Exhibit 99(a)(10)

For Further Information:

Timothy G. Merrick, Vice President — Finance

Coast Dental Services, Inc.
2502 Rocky Point Drive North
Suite 1000
Tampa, Florida 33607
(813) 288-1999

COAST DENTAL SERVICES RESPONDS TO
GREAT EXPRESSIONS OFFER SEEKING CLARIFICATION – INDICATES
COMPANY NOT FOR SALE

     TAMPA, FLORIDA, March 10, 2003 – Coast Dental Services, Inc. (Nasdaq SC:CDEN), stated today that the Special Committee of its Board of Directors is seeking clarification from Great Expressions Dental Centers, Inc. (“Great Expressions”) regarding the unsolicited conditional offer publicized today by Great Expressions. Great Expressions reported that it had offered to purchase 100% of Coast Dental for $6.00 per share. The Special Committee will reiterate to Great Expressions the previously disclosed information that the majority shareholders owning 52% of Coast Dental were not interested in selling their shares and consequently the entire Company is not for sale. Coast Dental currently has a self tender offer for the 48% minority held public float at the offer price of $4.50 per share. Coast made it clear that Great Expressions has not offered to acquire only the minority public float but the Special Committee is seeking clarification of whether there is such an interest by Great Expressions.

     Copies of the Schedule TO containing the Offer to Purchase, Letter of Transmittal and other documents filed by Coast Dental with the Securities and Exchange Commission can be obtained through the Commission’s website at www.sec.gov.